Loeb & Loeb LLP 345 Park AvenueNew York, NY 10154	Main 212.407.4000 Fax 212.407.4990

By EDGAR

May 24, 2019

Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628

Liberated Syndication Inc.
Soliciting Materials filed pursuant to Rule 14a-12
Filed May 22 and 23, 2019
File No. 000-55779

Dear Mr. Duchovny:

On behalf of Liberated Syndication Inc., a Nevada corporation (the “Company” or “Libsyn”), we hereby provide the responses of the Company to comments issued in a letter dated May 23, 2019 (the “Staff’s Letter”) regarding the Company’s above-referenced soliciting materials filed pursuant to Rule 14a-12.

In order to facilitate your review, we have responded to each of the comments set forth in the Staff’s Letter, on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the Staff’s Letter.

Preliminary Proxy Statement

1.
Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. Provide support for your statements that:

●
The company “is performing extremely well operationally and financially.”
●
The company’s “strategic plan is delivering results and [your] shareholders have been rewarded. And we believe [your] future is bright.”
●
You believe Camac’s solicitation “represents a significant threat to your investment.”

RESPONSE: We believe that the support for the first two statements is self-evident from the matters discussed on the earnings call and are found in several places in the transcript, including

“We achieved total revenue of approximately $6.3 million, an increase of 24% compared to revenues of approximately $5.1 million during the same period last year.”

“Our net income grew to approximately $1.5 million for the first quarter of 2019, an increase of approximately $1.0 million dollars over the first quarter of 2018.”

“Our overall number of shows on the Libsyn platform grew to 62,000 during the first quarter of 2019. This included the addition of some new notable customers include former basketball star Dennis Rodman, celebrity doctor, Dr. Drew, eBay, IKEA, John Deere, QVC, legendary boxing champion Mike Tyson and rideshare icon, Lyft.”

Support for the belief that shareholders have been rewarded is also self-evident and available in the market generally. Libsyn’s stock price has grown from $0.47 per share at the end of 2016 to $2.55 as of a recent date, representing an increase of more than 440% in only approximately two and a half years.

Support for the belief that an un-funded takeover of the Company by Camac Partners represents a significant threat to the investment by shareholders in the Company is based on management’s perception that a needlessly expensive and time consuming special meeting process initiated prior to engaging with management and in the face of an upcoming annual meeting is support for the view that the shareholder’s intentions represent a threat to Company assets and – by extension – a stockholders’ investment in the Company and while not expressed as such, is reasonably self-evident from the circumstances.

We have advised the Company in future communications regarding this matter to clearly characterize assertions of opinion or belief as such, and to include appropriate support for them when not otherwise self-evident.

Very truly yours,

/s/ Norwood P. Beveridge, Jr.

Norwood P. Beveridge, Jr.

Cc:         Christopher J. Spencer
John Busshaus
Liberated Syndication, Inc.
Mitchell S. Nussbaum